Exhibit 99.1

Borr Drilling Limited – Update on Refinance

Hamilton, Bermuda 30 June 2022: Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) refers to its previous communication regarding its ongoing negotiations with creditors to reach mutual agreements to refinance and extend its 2023 maturities and complete such refinancing by 30 June 2022.

Significant progress has been made in the negotiations with the target to put in place the right capital structure for the company going forward. A complete solution will require a further equity injection combined with debt repayments, extensions and concessions by the creditors resulting in a robust capital structure that supports a low cash break even and thereby a higher free cash generation.

In order to have the required time to conclude full lock-up and commitments from all creditors, the necessary covenant waivers have been extended until 15 July 2022 by the lenders in the bank syndicate. Thus far specific proposals have been received from all creditor groups, some of which have already resulted in agreements in principle. In particular, we have agreed terms in principle for the refinancing of the senior secured bank facility in July 2022 to be funded with a mix of a new credit facility and equity/an asset sale.

We will continue to work with all remaining creditors to arrive at an optimized overall financing solution, targeted to be in place by 15 July 2022.

This press release does not constitute an offer of any securities for sale.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to negotiations with creditors and targets of such negotiations, capital structure, proposals from creditor groups, agreements in principle, discussions with creditors and target for arriving at a financial solution, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to discussions with creditors including the risk that a refinancing is not agreed risks relating to the terms of such refinancing if agreed, risks relating to covenants in debt facilities and liquidity and the risk that Borr may not be able to refinance its debt maturities beyond 2023 and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.